FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 001-15266

BANK OF CHILE

 (Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local Stock Exchanges, informing of the resolutions adopted at the Ordinary Shareholders Meeting and at the subsequent Board of Directors meeting, held on March 26th, 2020, with regards to the renewal of the Board of Directors, and several appointments made at the Board of Directors. The same information contained in this letter shall also be published in the form of a press release in the Chilean newspaper “El Mercurio”, on March 28th, 2020.

Santiago, March 26th, 2020.

Mr.

Joaquín Cortez Huerta

Financial Market Commission

Present

Subject: ESSENTIAL INFORMATION

Mr. President:

Pursuant to Articles 9 and 10 of Law No. 18,045, article 44 of the General Banks’ Law and Chapter 18-10 of the Regulations for Banks, I inform you as essential information that in the Ordinary Shareholders’ Meeting, held on March 26th, 2020, the Board of Directors was completely renewed, due to the end of the legal and statutory three years term established for the Board of Directors that has ceased in its functions.

After the corresponding voting at the aforesaid meeting, the following persons were appointed as Directors of the Bank for a new three years term:

Directors:	Hernán Büchi Buc
Andrés Ergas Heymann
Alfredo Cutiel Ergas Segal (Independent)
Jaime Estévez Valencia (Independent)
Julio Santiago Figueroa
Pablo Granifo Lavín
Álvaro Jaramillo Escallon
Samuel Libnic
Andrónico Luksic Craig
Jean Paul Luksic Fontbona
Francisco Pérez Mackenna

First Alternate Director:	Paul Fürst Gwinner (Independent)
Second Alternate Director:	Sandra Marta Guazzotti

Moreover, at the ordinary Board of Directors meeting No BCH 2,919 held on March 26th, 2020, it was agreed to make the following appointments and designations:

President:	Pablo Granifo Lavín
Vice-President:	Andrónico Luksic Craig
Vice-President:	Julio Santiago Figueroa

Sincerely,

Eduardo Ebensperger Orrego

Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26th, 2020.

Banco de Chile

/s/ Eduardo Ebensperger
By:	Eduardo Ebensperger
CEO

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